Exhibit 99.1

No. 27/08

IAMGOLD SECOND QUARTER FINANCIAL RESULTS RELEASE – AUGUST 8, 2008

Toronto, Ontario, July 11, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) will release second quarter financial results before the market opens on Friday, August 8, 2008.

A conference call will be held on Friday, August 8, 2008 at 11:00 a.m. (Eastern Time) to discuss these results.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-588-4942 or  416-915-5761

A replay of this conference call will be available from 1:00 p.m. August 8 to August 15, 2008.  Access this replay by dialing:

North America toll-free: 1-877-289-8525 or 416-640-1917, passcode: 21278078#

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.